Founder Group Limited

August 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Knapp
Jennifer Monic
Ronald (Ron) E. Alper
David Link

Re:	Founder Group Limited Amendment No.2 to Draft Registration Statement on Form F-1 Submitted June 18, 2024 CIK No. 0001989930

Ladies and Gentlemen:

Founder Group Limited (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 10, 2024, regarding its Amendment No.2 to Draft Registration Statement on Form F-1 submitted on June 18, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being publicly filed to accompany this response letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 34

1. We note your disclosure of warrants issued on January 4, 2024 and on April 3, 2024. Please tell us the value expect to be assigned to such warrants and how you expect to account for the issuance of such warrants. To the extent the value of these warrants is significant, please tell us what consideration you gave to disclosing the value and the expected accounting within your filing.

Response: We respectfully advise the Staff that those warrants were issued on January 4, 2024 and April 3, 2024, to V Capital Quantum Sdn Bhd. and CNP Equity Limited, respectively, in consideration for certain professional consulting services relating to this offering. The fair value of the services received from V Capital Quantum Sdn Bhd. and CNP Equity Limited can be measured reliably. The value of the services assigned to the warrants is $172,500 and $666,000, respectively. The value of the services received from V Capital Quantum Sdn Bhd. and CNP Equity Limited is based on the service rate offered by V Capital Quantum Sdn Bhd. and CNP Equity Limited to other clients.

According to IFRS 2, payments in equity instruments are called equity-settled share-based payments.” Equity-settled share-based payment transactions with non-employees are generally measured at the fair value of the goods or services received, if the goods or services acquired from non-employees can be measured reliably. If the goods or services acquired from non-employees cannot be measured reliably, then the goods or services are measured indirectly, – i.e. with reference to the fair value of the equity instruments granted.

When the fair value of the identifiable goods or services appears to be less than the fair value of the equity instruments granted, measurement of both the goods or services received and the equity instruments granted may be necessary in order to measure the value of any unidentifiable goods or services received.

In equity-settled share-based payment transactions with non-employees, services are recognized when they are received.

These warrants will become vested and exercisable upon the Company’s Ordinary Shares being listed on a market or stock exchange and upon approval by the shareholders of Reservoir Link Energy Bhd. This condition is required to occur during the service period, and it will be a non-market performance condition.

Such an arrangement should be accounted for as a grant with a variable vesting period (i.e. the length of the vesting period varies depending on when a performance condition is satisfied) based on a non-market performance condition. The cost would be recognized over the expected vesting period and trued up to the actual vesting period and the actual number of equity instruments granted.

The Company will recognize the offering cost over the expected vesting period before the Company’s Ordinary Shares are listed on a market or stock exchange.

If the Company’s Ordinary Shares are listed on a market or stock exchange by the end of 2024, the Company will recognize the services received in full, with a corresponding increase in equity.

Event	Debit	Credit
Upon the Company’s Ordinary Shares are listed on a market or stock exchange by end of 2024	Expense - Offering cost	Equity - Warrant Outstanding

If the Company’s Ordinary Shares are not listed on a market or stock exchange by end of 2024, the Company will recognize the services with corresponding equity as below:

Event	Debit	Credit
End of financial year December 31 2024, before the Company’s Ordinary Shares are listed on a market or stock exchange	Expense - Offering cost over the expected vesting period	Equity - Warrant Outstanding over the expected vesting period

Event	Debit	Credit
Upon the Company’s Ordinary Shares are listed on a market or stock exchange	Expense – Remaining Offering cost	Equity – Remaining Warrant Outstanding

The issuance of the warrants, representing a significant portion of our net profit, and the potential reduction in our cash balance underscore the significance of this transaction.

Impact on Net Profit (Based on audited financial consolidated statements data):

For the fiscal year ending December 31, 2023, our net profit was $1,556,586. The value of the warrants issued is $810,000, which constitutes a significant portion of our net profit. This substantial proportion indicates that the warrant issuance will likely influence our financial performance and key financial ratios for the fiscal year 2024. We acknowledge that this material impact requires careful consideration and will be thoroughly disclosed in our forthcoming financial statements.

Impact on Cash Balance (Based on audited financial consolidated statements data):

As of December 31, 2023, our cash balance was $1,219,677. Paying the consulting fee of $838,500 in cash would significantly reduce our available cash resources. This substantial reduction would impact our overall liquidity and cash flow for the period. Conversely, paying the consulting fee through equity will preserve our cash resources, though the transaction still represents a significant impact on our financial liquidity.

We acknowledge that this significant impact requires careful consideration and will be thoroughly disclosed in our forthcoming financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

2. We note your results of operations discussion beginning on page 42. Please address the following:

● Please revise to ensure you provide a discussion of the variances of each significant line item from your consolidated statements of profit or loss and other comprehensive income/(loss) (e.g., revenue from contract services, cost of sales from sales of goods).

● Please revise to discuss your gross profit/(loss) for contract services and for sales of goods, as it appears that you had a gross profit for contract services of RM62.4 million and a gross loss for sales of goods of (RM51.7 million) in 2023.

● Please tell us and revise to clarify why the company did not have an expense for cost of sales from contract services - related parties, despite having revenue from contract services - related parties.

Reference is made to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, we have revised and included a column indicating the variances of each significant line item from the consolidated statements of profit or loss and other comprehensive income/(loss) from pages 42 to 46 of the Registration Statement. In addition, we added disclosure on page 46 of the Registration Statement to discuss our gross profit/(loss) for contract services and for sales of goods. Furthermore, we have revised the cost of sales from contract services and for sales of goods, on pages 42 and F-6, in response to the last two bullet points raised in this comment.

Consolidated Financial Statements, page F-1

3. We acknowledge your response to prior comment 1. Please address the following:

● Please correct the 2023 total comprehensive income and profit attributable to equity owners amounts from $11,557,971 to $1,557,971 on page F-6.

● Please revise to include a consolidated statement of changes in equity for the fiscal year ending December 31, 2022.

Response: In response to the Staff’s comment, we have revised the 2023 total comprehensive income and profit attributable to equity owners amounts on page F-6 of the Registration Statement. We have included the consolidated statement of changes in equity for fiscal year ending December 31, 2022 on page F-7 of the Registration Statement.

Note 21. Segment Reporting, page F-29

4. We acknowledge your response to prior comment 11, and revised presentation on page 46. Similarly, please revise here to present cost of sales and gross profit by segment as required by IFRS 8 paragraph 23. Please also tell us how you considered IFRS 8 paragraph 23 concerning the measure and disclosure of assets and liabilities for each segment.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-29 of the Registration Statement to present cost of sales and gross profit by segment as required by IFRS 8 paragraph 23. We also revised our Note 21. segment reporting and presentation on page 46 segment operation to further discuss the asset and liabilities by segments.

5. Please revise your footnote to provide sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue (i.e., revenue from contract services and revenue from sales of goods) and revenue information that is disclosed for each reportable segment (i.e., large scale solar revenue and commercial & industrial revenue) in accordance with paragraph 115 of IFRS 15. In addition, please revise your segment operations discussion on pages 45-46 for any corresponding revisions, as applicable.

Response: In response to the Staff’s comment, we have revised the segment operations discussion on page F-29 and Note 21 segment reporting on page F-29 of the Registration Statement, to further clarify the nature of revenue streams to the investors. We also revised our segment operations discussion on pages 45-46 of the Registration Statement for any corresponding revisions.

General

6. We reissue comment 2. Please revise to disclose the persons who have voting and dispositive control over Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. on the cover, and in the principal shareholder table.

Response: In response to the Staff’s comment, we have disclosed the persons who have voting and dispositive control over Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. on the cover page and in the principal shareholder table on page 89 of the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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